File No. 82-5215

㊅ 松井証券

ネットストック

RECEIVED
2004 AUG 17 A 8:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 11, 2004

04036255

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of the 88th Ordinary General Meeting of Shareholders
2. Notice of Resolutions of the 88th Ordinary General Meeting of Shareholders
3. Supplemental Documents to the Registration of Possible Issue of Securities

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-5216-0654 (telephone), 011-813-5216-8639 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

Very truly yours,

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

Matsui Securities Co., Ltd.

By [signature]
Name: Hirohito IMADA
Title: Chief Financial Officer

File No. 82-5215

RECEIVED
2004 AUG 17 A 8:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Summary translation)

June 11, 2003

Dear Shareholders:

Matsui Securities Co., Ltd.
20-7 Nihombashi 1-chome
Chuo-ku, Tokyo, Japan

President and Representative Director
Michio Matsui

Notice of the 88th Ordinary General Meeting of Shareholders

Please take notice that the 88th Ordinary General meeting of Shareholders of the Company will be held as set forth below and you are cordially invited to attend the meeting.

If you are unable to attend the meeting in person on the day of the meeting, we would appreciate your reviewing the reference materials enclosed herewith and sending us by return mail the enclosed proxy card indicating your approval or disapproval of the Agenda with your seal affixed thereon.

Description

1. Date and Hour:
   June 27, 2004 (Sunday) 10:00 a.m.
2. Place:
   4th Hukiage Hall, Tojo Imperial Palace
   1-12, Kojimachi Chiyoda-ku, Tokyo, Japan
3. Matters constituting the objects of the meeting:

   Matters for reporting:

   Report on the Business Report, the Statement of Balance Sheet and the Statement of Income for the 88th fiscal year (From April 1, 2003 through March 31, 2004)

   Matters for resolution:

   Agendum No.1: Approval of the Proposed Appropriation of Retained Earnings for the 88th Fiscal Year (from April 1, 2003 through March 31, 2004)
   Agendum No.2: Amendments to the Articles of Incorporation
   Agendum No.3: Election of 9 Directors
   Agendum No.4: Election of 3 Auditors
   Agendum No.5: Appointment of 1 substitute auditor in preparation for the vacancy of incumbent auditors
   Agendum No.6: Amendment to Remuneration limit for Directors
   Agendum No.7: Granting of New Share Purchase Rights as stock options to Directors and Employees of the Company

File No. 82-5215

RECEIVED
2004 AUG 17 A 8:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Summary Translation)

June 27, 2004

Matsui Securities Co., Ltd.
20-7, Nihombashi 1-chome
Chuo-ku, Tokyo Japan

President and Representative Director
Michio Matsui

Dear Shareholders:

Notice of Resolutions of the 88th Ordinary General Meeting of Shareholders

Please take notice that the 88th Ordinary General Meeting of Shareholders of the Company was held today, a report was made and resolutions were adapted as set forth below.

Description

Matters for reporting:

Report on the Business Report, the Statement of Balance Sheet and the Statement of Income for the 88th Fiscal Year (from April 1, 2003 through March 31, 2004)

The contents of the above-mentioned financial statements were reported.

Matters for resolution:

Agendum No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 88th Fiscal Year (from April 1, 2003 through March 31, 2004)

The above-mentioned proposal was approved and passed in its original form.

Agendum No. 2: Amendments to the Articles of Incorporation

The above-mentioned proposal was approved and passed in its original form.

Agendum No. 3: Election of 9 Directors

The above-mentioned proposal was approved and passed in its original form. Mr. Michio Matsui, Mr. Yuichiro Kuki, Mr. Hirohito Imada, Mr. Akira Nakamura, Mr. Hisashi Tanaami, Mr. Yoshihiko Sugiyama, Mr. Masahito Amemiya and Mr. Ayumi Sato were reelected to be Directors, and Mr. Yukihiro Yabuki was newly elected to be Director.

Agendum No.4: Election of 3 Auditors

The above-mentioned proposal was approved and passed in its original form. Mr. Yoshinobu Isokawa, and Mr. Kyousuke Moriya, were reelected to be Auditors, and Mr. Kentaro Aoki was newly elected to be Auditor.

Agendum No. 5: Appointment of 1 substitute auditor in preparation for the vacancy of incumbent auditors

The above-mentioned proposal was approved and passed in its original form.

Agendum No. 6: Amended to Remuneration limit for Directors

The above-mentioned proposal was approved and passed in its original form.

Agendum No. 7: Granting of New Share Purchase Rights as stock options to Directors and Employees of the Company

The above-mentioned proposal was approved and passed in its original form.

File No. 82-5215

RECEIVED
2004 AUG 17 A 8:08
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Summary translation)

Supplemental Documents to the Registration of Possible Issue of Securities

Matsui Securities Co., Ltd.
1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau
On April 27, 2004

<Summary Information on the Issue>

Category of securities	**Bonds**
Issue amount	**20,000 million yen**
Stabilizing operation	**None**

<Summary Information on the Registration of Possible Issue of Securities>

Date of filing	**September 10, 2003**
Effective date	**September 18, 2003**
Expiration date	**September 17, 2005**
Initially planned amount of Issue	**40,000 million yen**
Past issue in total	**10,000 million yen**
Total planned amount of issue outstanding	**30,000 million yen**

Part 1 Information on Securities

1 Terms of Issue

(1) Details of Bonds

Brand	Matsui Securities ("The Company") Unsecured Bonds #3 (with pari passu clause)
Aggregate face value	20,000 million yen
Aggregate issue amount	20,000 million yen
Face value of each Bond	100 million Yen
Application period	April 27, 2004
Issue price	100 per face value of 100 yen
Annual interest rate	1.40 %
Closing date	May 18, 2004
Coupon payment date	May 18 and November 18 of each year
Transfer and registration agent	Mizuho Corporate Bank Ltd.
Type of offering	Public offering
Redemption	The principal for the Bonds are to be redeemed on May 18, 2009. The Company can redeem at any time after issuance
Status of collateral	The Bonds are not secured nor guaranteed. No assets are reserved for the Bonds.
Negative pledge	The Company will create or permit to be outstanding any pledge, mortgage or other security interest for the benefit of the holders of any domestic unsecured securities,

	present or future, upon the whole or any part of the property or assets of the Company unless the Company's obligations under the Bonds are equally and ratably secured.
Rating	BBB (rated on April 27, 2004 by Rating and Investment Information Inc., Japan)

(2) Underwriters and trustees

Underwriters:	UBS Japan Securities Co., Ltd. (1-5-1, Otemachi, Chiyoda-ku, Tokyo, Japan) : 8,000 million yen Mitsubishi Securities Co., Ltd. (2-4-1, Marunouchi, Chiyoda-ku, Tokyo, Japan) : 8,000 million yen Nikko Citigroup Ltd. (5-2-20, Akasaka, Minato-ku, Tokyo, Japan) : 2,000 million yen Merrill Lynch Japan Securities Co., Ltd. (1-4-1, Nihombashi, Chuo-ku, Tokyo, Japan) : 2,000 million yen (Conditions of underwriting) 1. The underwriters are jointly responsible for the underwriting of whole amount of the issue. 2. Underwriting fee is 0.40 yen per face value of 100 yen.
Trustees:	Trustees are not appointed for the Bonds while Mizuho Corporate Bank Ltd. is appointed as a Financial Agent who acts as an agent for the clerical ministrations like payment of interest, redemption of the principal, registration of investors and delivery of bonds if required.

(3) .Proceeds

(a) Amounts of Proceeds

(Million yen)

Total value of issue	Estimated expenses	Estimated net proceeds
20,000	101	19,899

(b) Use of Proceeds

The net proceeds from the issue of the Bonds will be applied towards funding of margin loans to customers and then investments in capital expenditure (including buildings, equipment and systems), working capital and repayment of certain of the Company's indebtedness. The Company will not use the net proceeds towards funding for financing operations, other than to support margin loans.

2 Terms of Sale

No relevant item.

3 Investment Consideration

Translation omitted.

4 Others

No relevant item.

Part 2 Referential Documents

Translation omitted.

Part 3 Information on Surety Company

No relevant item.

(Accompanying documents of this Registration include the "Overview of Business and Financial Indicators" and the minute of the Company's board meeting approving the issue of the Bonds dated April 22, 2004. These documents are omitted from this summary translation.)